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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)
Date: October 27, 2006	By \S\ Roland M. Larsen
President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM

LISTED: STANDARD & POORS OTCBB:RYSMF

PROGRESS AT GOLDWEDGE PROJECT

FOR IMMEDIATE RELEASE

MANHATTAN, NEVADA, SEPTEMBER 7, 2006, ROYAL STANDARD MINERALS INC. (“RSM”) has been processing the gold mineralized stockpiled material that consists of material that has been recovered during the decline development program that is ongoing. The processing of the stockpiled material has been proceeding for more than a month. The initial throughput consists of lower grade gold values of between 0.02-0.05 ounce per ton (0.6-1.6 gpt) to test the operation of the jig system and also to evaluate what might be expected from a high gravity concentrator that was also recently installed in the circuit. The initial results of this testing program indicates that the lower grade material can be significantly upgraded with gravity processing returning an initial 115 fold increase in the concentrate grade over the initial head grade. The consensus of our consultants on the jig system and on the high gravity concentrator is that this recovery levels should improve. This product will be further upgraded during a tabling process before smelting.

It has been difficult getting a full 8-10 hour shift of operating the plant up to this point due to many issues with power, water management and equipment adjustments that have been required to allow for the best operating efficiency. These issues decrease each day of operation. The best throughput to date has been 300 tons for a partial day. Based upon these results the Company believes that a throughput of 500-700 tons per day is very manageable for this system and consequently this is our target rate of production.

The underground program continues to make good progress with the decline development involving three headings to include the continuation of the main spiral decline, the “F” and the “B” decline. This work has identified additional gold mineralized zones in the B decline and the F drift. Currently the Company is developing the deposit over a strike length of nearly 800 feet. The expectations regarding our ability to identify the gold mineralized structural zones have been confirmed, the strength and continuity of these structures over this strike length is impressive. The continuity of the structural zones coupled with the number of quality gold intersections during the surface drilling programs indicates that the gold system has strike length continuity, however as with any mineral system of this type the gold mineralization probably will not occur uniformly in grade and thickness. As indicated by the drilling results the “sweet spots” of multi-ounce gold more than out weigh the “weak spots” during a mining program of this type.

The quality of the mineralization generally corresponds with the surface drilling results where drill holes have been intersected during the underground development in most cases. However, this work has identified additional gold mineralized structures as part of the decline development. The decline development has been slowed to a degree by the advent of water, about 20 gallons per minute. The Company has implemented a grouting program to help manage the water. The decline development is very close to an area that surface drilling identified some very high quality gold mineralization over long intersections(reported previously in press releases as the focus of the initial development target for the spiral decline) near the current level of the decline which is below and between the A and the B drifts. The A zone area is near the highest point that the gold system achieved as a structural zone and gold mineralization outcrops in this area. This portion of the deposit was placer mined and experienced some shallow underground mining more than 70 years ago.

Plans include the preparation of a concentrate for smelting and completing the first gold pour aimed at testing this portion of the system, hopefully this month.

The Company has received its drill permits from the BLM, verbal communication, to commence testing the copper target on the Railroad Property, Elko County, Nevada. The initial holes will also test the overlapping gold system near the Pod target. The Company will contract an outside core drill or it will utilize its own core drill to commence this drilling program that is expected to commence later this month.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen @ 775-487-2454 FAX 775 -487-2460

Visit our website at Royal-Standard.com